Exhibit 99.1

Canadian Zinc Reports Financial Results for Second Quarter and Provides Project Updates

CZN-TSX
CZICF-OTCQB

VANCOUVER, Aug. 10, 2017 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") reports its interim financial results and development activities for the three and six month periods ended June 30, 2017.

This news release should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2017 and the related management's discussion and analysis (MD&A) which are available on the Company's website at www.canadianzinc.com, under the "Financials" section, or on SEDAR (www.sedar.com).

Financial Results for the Second Quarter of 2017

For the three and six month periods ended June 30, 2017, the Company reported a net loss and comprehensive loss of $3,238,000 and $5,800,000, respectively, compared to a net loss and comprehensive loss of $866,000 and $1,643,000 for the same periods ended June 30, 2016.

For the three and six month periods ended June 30, 2017, the Company expensed $2,438,000 and $3,804,000, respectively on its exploration and evaluation programs at the Prairie Creek Mine, compared to $385,000 and $693,000 for the three and six month periods ended June 30, 2016. The higher expenditure in 2017 results from extensive work on the feasibility study for the Prairie Creek Mine and the ongoing environmental assessment and permitting for the all season road, which were not as high in the comparable periods.

For the three and six month periods ended June 30, 2017, the Company also expensed $28,000 and $402,000, respectively on its exploration and evaluation properties in central Newfoundland compared to $51,000 and $111,000 for the comparative periods.

Prairie Creek Project

The Prairie Creek mine site was re-opened in late April and operates on a care and maintenance basis throughout the season. A week-long site engineering assessment was carried out at the mine in early May by a team of Ausenco engineers and contractors.

Three separate programs relating to the all season Road were completed. The programs were part of the Company's further commitments to the road/route assessment during the regulatory processes and involved centre-line survey location for the all season Road route and additional baseline environmental studies including, bird, wildlife and vegetation studies. The helicopter supported programs were carried out from bases at both the mine site and at the community of Nahanni Butte.

Feasibility Study to be Completed in Third Quarter

The Definitive Feasibility Study ("DFS"), which is being carried out by AMC Mining Consultants (Canada) Ltd. ("AMC") and Ausenco Engineering Canada Inc. ("Ausenco") to facilitate the raising of project debt financing for the Prairie Creek Project is in the advanced stages. It is expected that the DFS will be completed in the third quarter.

Ausenco is also developing a contracting and procurement strategy for further stages of work, which will align with the project execution schedule and will serve to support the capital cost estimate and make provision for the identified execution risks and opportunities.

Concurrently, the Company is working with HCF International Advisers ("HCF") as financial advisers with the goal of arranging debt financing of up to 70% of the capital expenditures required once the DFS is completed.

Mineral Processing Optimization

In tandem with the development of the DFS, the Company also initiated a mineral processing optimization program in January 2017, which included testing of new composite bulk samples collected from underground drill holes completed at the Prairie Creek Mine in 2015. The principal objectives of the program are to optimize the proposed mineral processing flow sheet and simplify the flotation circuit design, thereby improving projected metal recoveries and lowering milling costs.

Prairie Creek Permitting Update

The environmental assessment for the Company's permit application for use of the access road on an all season basis is nearing completion and it is expected that a Report of Environmental Assessment by the Mackenzie Valley Review Board will be submitted to the Minister of Indigenous and Northern Affairs by the end of August 2017.

The Review Board held Community Hearings in Nahanni Butte on April 24, 2017 and in Fort Simpson on April 25, 2017. The Community Hearings provided an opportunity for local communities to hear and to participate in a discussion of the issues related to the proposed road development and to raise any concerns directly with the Review Board. There was strong support shown for the Prairie Creek project from both communities.

The Environmental Assessment process has now been completed and the public record has been closed.

The Review Board is required to decide if the project is likely to cause significant adverse impacts or cause significant public concern. The Review Board Report of Environmental Assessment will describe the Board's decision and its reasons for the decision and may include recommended mitigation measures. The report of the Review Board is then sent to the Minister of Indigenous and Northern Affairs.

Newfoundland Exploration Work

Canadian Zinc owns and is exploring an extensive mineral land package in central Newfoundland that includes three large VMS projects, each containing defined mineral deposits.

In June 2017, the diamond drilling exploration program at the South Tally Pond project resumed. The 2017 summer drill program consists of up to 5,000 metres in 24 diamond drillholes and is designed to continue to test for mineralized extensions to the Lemarchant massive sulphide deposit. The drilling will initially focus on further testing the up-dip mineralization discovered during the 2017 winter drill program and will be followed by further drill testing at the Lemarchant Northwest Zone.

The summer drill program will also include initial drill testing of previously defined electromagnetic ("EM") geophysical anomalies at the North and South Lemarchant target areas, located approximately 500 metres along strike from the Lemarchant deposit.

A ground EM geophysical program is also underway at the South Tally Pond project with the aim of defining new drill targets. The geophysical program is focused on three priority target areas located immediately south and east of the Lemarchant deposit. Each area is associated with airborne EM conductors that remain untested by drilling.

At the Spencers Pond prospect, located approximately 2 km southwest of the Lemarchant deposit, initial drill testing of newly defined EM targets is also being planned. In this area, a single, historic drillhole intersected massive sulphide (pyrite) over 0.5 metres associated with geochemically similar mudstones to that which overly the Lemarchant deposit.

In February 2017, the Company completed a winter drill program on the South Tally Pond property based on the magnetic and electromagnetic geophysical surveys completed in late 2016 which outlined new drill targets in three priority areas. The 2017 winter drill program was designed to test for mineralized extensions to the Lemarchant massive sulphide deposit immediately along the strike and up-dip of the currently defined Lemarchant resource.

Ten drillholes and three drillhole extensions, totaling 3,070 metres were completed at the Lemarchant massive sulphide deposit. For full results refer to Canadian Zinc News Release April 18, 2017, with a drill hole location map and key sections provided on the Canadian Zinc website (www.canadianzinc.com).

The drilling successfully extended the Lemarchant mineralization up to 65 metres up-dip on two sections located 125 metres apart and 25 metres along strike to the south. The vertical depths of the mineralized drill intercepts range from 130 -170 metres. The mineralized zone remains open for further expansion both up-dip and along strike.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

Qualified Person: Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), has prepared, supervised the preparation of or reviewed, the parts of this News Release that are of a scientific or technical nature.

Cautionary Statement - Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362--6686, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, Fax: (416) 368-5344; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Fax: (604) 688-2043, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, Fax: (416) 368-5344, E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 10-AUG-17